Mail Stop 3-09

									October 15, 2004


John G. Pasqualetto
Chairman, President, and Chief Executive Officer
SeaBright Insurance Holdings, Inc.
2101 4th Avenue, Suite 1600
Seattle, WA 98121

Re:	SeaBright Insurance Holdings, Inc.
	Registration Statement on Form S-1
	File Number 333-119111

Dear Mr. Pasqualetto:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







FORM S-1

General

1. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

2. Please complete all of the non-pricing blank sections of your filing prior to filing the next amendment.

3. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

4. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

5. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Table of Contents

6. You should retain only the Table of Contents on this page. All other information should be disclosed after the Risk Factors section.

Note On Forward-Looking Statements

7. Please relocate the section entitled "Note on Forward-Looking
Statements" so that it appears after the risk factors section.

8. Please delete the statement that "[a]ll subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph." This statement may appear to be a disclaimer of responsibility for the statements contained in your filing. It should be sufficient to state that actual results could differ materially from the forward-looking statements

Prospectus Summary, page 1

9. Please provide us with a marked copy of the A.M. Best Company report supporting your statement regarding your subsidiary, SeaBright Insurance Company.

10. Please eliminate jargon and technical terms from the prospectus and provide a "Plain English" explanation or substitute. For example, these words and phrases appear in your summary or risk factors sections:

* "claim severity"
* "severity trend"
* "commutation agreement"
* "ceded reinsurance"
* "dislocation"
* "run off plan"

11. The company should not rely upon a glossary of defined terms. Please eliminate the glossary key by substituting non-technical terms for defined terms to the extent you can throughout the prospectus or explaining these terms in plain English the first time they appear in the prospectus. Please refer to Item 421 of Regulation C.

12. Does the company have actual or pending patents or trademarks for its proprietary analytical tools? If so, this information should be disclosed. If not, please clarify or use a substitute for the word proprietary. (page 3)

13. Please clarify how you calculated the $8.4 billion in net premiums, as the potential market size for the company. Although you have broken out this figure by the type of market, how did you calculate this amount? Cite any sources you relied upon, and provide us with marked copies of these sources. (page 4)

14. Under "The Acquisition" please briefly expand the disclosure to state not only what you received when you did the buyout and the acquisition of KEIC but also disclose the cost of the buyout including the acquisition of KEIC . The disclosure should include all forms of consideration including the type and amount of equity and debt issued by the company. (page 5)

15. Under "Corporate Structure" please briefly describe the business of the two subsidiaries. (page 6)

Risk Factors

General, page 10

16. Please refer to your statement in the introductory paragraph under "Risk Factors" please delete the third sentence beginning with "[a]dditional risks not presently known to us." You must disclose all risks that you believe are material at this time.
17. Please revise the risk factors where appropriate to replace generic language with specific disclosure of exactly how these risks have affected and will affect your operations, financial condition or business, and if practicable to quantify, the specific and immediate effects to investors of each risk that you have identified. For example, you use general phrases such as "materially adversely affected" throughout the risk factor section. These generic phrases are subject to varying interpretations and, therefore, do not adequately explain the risk or concern to which you refer.

Our geographic concentration ties our performance to the business
...., page 10

18. Please revise to describe how unfavorable business, economic or regulatory conditions have impacted your business in the past. To the extent practicable, please quantify. For example, claims resulting from tsunamis, earthquakes or hurricanes.

If we are unable to obtain or collect on ceded reinsurance ..., page
10

19. Please disclose what percentage of your business you reinsure. If 100% of your policies are reinsured, so state.

20. Please disclose problems the company has experienced from the failure of a reinsurer to pay in full and in a timely manner any material claims the company has presented to them, if applicable. Additionally, please disclose the nature of any current difficulties you are experiencing regarding the enforcement of your rights to receive payment under reinsurance agreements.

21. Please expand to discuss what the company would do in the event that a reinsurer cancels its participation on new business. For example, approximately how many companies could provide you with reinsurance services in the volume you require? Disclose the difficulties you would likely encounter in finding and negotiating an agreement for reinsurance from another source.

22. If an inability to qualify for reinsurance has adversely affected your business in the past, please discuss the specific situation.

The insurance business is subject to extensive regulation ..., page
11

23. To the extent any of the types of regulations identified in the bullet points has materially affected your business in the past, please discuss the situation and its consequences. Also, please identify and discuss the material risks presented by the other regulations you identified. For example, California`s workers` compensation legislation.



A downgrade in the A.M. Best rating of our insurance ..., page 12

24. Please discuss if the company has received any communications from A.M. Best related to whether your insurance subsidiary may be downgraded or on a credit watch for possible downgrading.

Intense competition could adversely affect our ability to sell ..., page 12

25. To the extent known or easily obtainable, please identify your principal competitors` share of the market.

We could be adversely affected by the loss of one or more ..., page
13

26. To the extent that you have experienced difficulties attracting and retaining key personnel, please revise to discuss these difficulties.

We rely on independent insurance brokers ..., page 14

27. To the extent the company has experienced difficulties in recruiting or hiring qualified independent insurance brokers, revise to discuss these difficulties.

28. Please also explain that the agents may promote products offered by companies that offer a larger variety of products.

In the event LMC is placed into receivership ..., page 15

29. Please include a brief discussion of LMC under "Our Challenges" in the Prospectus Summary. Additionally, please include a discussion of this factor in the MD&A section as an uncertainty that could affect future results.

30. Please revise this risk factor in its entirety. As is currently written, this risk factor is convoluted and difficult to read, particularly, bullet points 3 and 4. Additionally, please clearly define LMC and its relation with the company. Also, please describe what is collateralized in the collateralized reinsurance trust.

Our results of operations and revenues may fluctuate ..., page 16

31. Please revise to describe the current phase in the cycle and how it is affecting your operations and profitability. Compare current conditions with conditions previously. If you believe your profitability has in the past been adversely affected by negative developments and cyclical changes in the industry, please provide appropriate disclosure.


Future sales of shares of our common stock my affect ..., page 17

32. Please state how many shares are subject to the 180-day lock-up agreements.

Public investors will suffer immediate and substantial dilution ..., page 18

33. Please revise this risk factor to explain that investors who purchase shares will:

* Pay a price per share that substantially exceeds the value of your assets after subtracting its liabilities; and

* Contribute ___% of the total amount to fund the company but will own only ___% of the shares outstanding.

The Acquisition, page 20

34. Please revise the text under "Arrangements to Minimize Exposure" using plain English to clearly and concisely explain the agreements. Although, included as exhibits to the prospectus, please clearly explain the material terms of these agreements and what potential liability exists to the company.

35. Please include a discussion of what types of products and services KEIC and LMC offered prior to the MBO and what the 2 entities do currently.

36. Please disclose the amount of fee income the company receives from its services agreements with LMC and its affiliates under "Services Arrangements."

Use of Proceeds, page 22

37. Please specify which general corporate purposes the proceeds you do not contribute to your insurance company subsidiary will be used for.

38. Please provide the approximate dollar amount that you plan to contribute to your insurance company subsidiary, as well as the amount to be used for any other purposes you identify pursuant to the previous comment.

Dilution, page 23
39. Please disclose your historical net tangible book value per share before conversion of the convertible preferred stock. Please revise to present line items for historical tangible book value per share and the amounts attributable to pro forma adjustments, such as conversion of convertible preferred stock, to arrive at a pro forma tangible book value per share.
Unaudited Pro Forma Financial Information, pages 25-27
40. Please revise the head note to the pro forma statement of operations as follows:
* Provide a more specific discussion of how the investor should utilize the pro forma financial information. We note your conflicting statements that it is for comparative purposes but does not represent what operations would have been had the Acquisition occurred on January 1, 2003. Please clarify these statements to be more consistent with the objective of Article 11, which is to provide investors with information about the continuing impact of a transaction by showing how it might have affected the historical financial statements;
* Describe the specific activities relating to the policies written prior to January 1, 2003 that have been retained in the pro forma presentation and those that have been eliminated from this presentation. It appears that much of the activity in the pre Acquisition renewal process should be presented in the pro forma financial information; and
* Clarify your disclosures to state that the pro forma statement of operations excludes the operations of SBIC prior to September 30, 2003.
41. Pro forma footnote disclosures should be sufficiently detailed to understand your basis for the adjustment and how the adjustment was computed. For example, please expand your description of pro forma adjustments "a", "c", "g", "h" and "i" so that investors can better understand the related objectives, calculation methods and assumptions and historical information utilized. Tell us how these adjustments are factually supportable and create a better representation of the continuing impact of the Acquisition than actual 2003 revenues and expenses for predecessor and the company.
42. Please revise your disclosures in pro forma adjustments "e" and "k" to clarify that the tax effects of any pro forma adjustments are calculated at the "statutory" rate in effect during the periods presented. Please refer to Instruction 7 to Rule 11-02 of Regulation S-X.
43. We note that pro forma net premiums earned and pro forma net income are significantly greater than the corresponding actual amounts for prior years and for the six months ended June 30, 2004. In particular, pro forma net income for 2003 is 3.6 times net income for the six months ended June 30, 2004. Please explain the implications of this relationship so that investors can better understand the continuing impact of the Acquisition.
44. It appears that the terms of prior predecessor reinsurance program differs from the terms of the company`s current reinsurance program. Please explain how you considered these differences in preparing the pro forma financial information.
45. You disclose that the quota share reinsurance agreements between EPIC, PEIC and LMC stipulated 20% retention. However, the amounts reflected in pro forma adjustments "a" and "c" appear to indicate 10% retention. Please explain this apparent inconsistency. Also, explain why adjustments "g", "h" and "i" do not appear to include any impact from reinsurance.

46. Please remove all historical and pro forma "Other Data" since this information is not contemplated in the preparation requirements of Article 11 of Regulation S-X. Please revise your disclosures in other sections of the filings, accordingly.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Overview, page 30
47. Please expand your disclosures, and explain to us, how the loss ratio and expense ratio of your business is comparable with the business of the predecessor.

Results of Operations

Six Months Ended June 30, 2004 Compared to Six Months Ended June 30,
2003, page 38
48. Please explain in greater detail the basis for your decision to substitute a comparison of trends and ratios for the six months ended June 30, 2004 to the three months ended December 31, 2003 for a comparison of trends and ratios for the six months ended June 30, 2004 to the six months ended June 30, 2003.
49. Please include a discussion of the company`s actual experience in exercising the acquired renewal rights during the six months ended June 30, 2004.
50. Please expand your loss and loss adjustment expense discussion to disclose the effects of the $2.5 million reimbursement from LMC related to the adverse development cover. If material, disclose what impact this arrangement will have on future cash flows.
51. We believe your disclosure in Management`s Discussion and Analysis regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions are consistent with the objective of Management`s Discussion and Analysis. Accordingly, please revise MD&A to include the following information for each of your lines of business.

a. Please disclose the reserves accrued as of the latest balance sheet date presented. The total of theses amounts should agree to the amount presented on the balance sheet.

b. Please disclose the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management`s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.

c. For your workers` compensation business, please provide more precise insight into the existence and effects on future operations and financial condition of known trends, events and uncertainties. Disclosure you should consider, but not be limited to, includes the following information:

* Number of claims pending at each balance sheet date;

* Number of claims reported for each period presented;

* Number of claims dismissed, settled, or otherwise resolved for each period;

* Nature of the claims including relevant characteristics of the claimant population (e.g., involves a large number of relatively small individual claims of a similar type);

* Total settlement amount for each period;

* Cost of administering the claims;

* Emerging trends that may result in future reserve adjustments; and

* If management is unable to estimate the possible loss or range of loss, a statement to that effect.

Liquidity and Capital Resources, page 43

52. Please include a robust discussion of the reasonably likely effect that the payment of claims will have on known trends and uncertainties, in particular cash outflows from operations. In the disclosure please include a discussion of your asset/liability management process and whether there are any significant variations between the maturity of your investments and the expected payment of your loss reserves. Include a discussion of the impact on your future liquidity and results of operations of selling securities before anticipated or the use of credit facilities to pay for policy liabilities.

Business

53. We note that the company is primarily focused on larger customers. To the extent, you currently have such customer(s), information concerning the dependence of the company upon certain large customers should be disclosed on a per segment basis as well as for the company as a whole. Please revise or advise. See Item 101(b)(vii) of Regulation S-K.

Contractual Obligations and Commitments, page 46
54. Due to the significant nature of loss reserve liabilities to the company`s business we believe the inclusion of these future legal obligations in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant`s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Based on the above factors, please include the expected settlement of your loss reserves in this table.
Reconciliation of Unpaid Loss and Loss Adjustment Expenses, page 59
55. Please indicate that this table excludes unpaid loss and loss adjustment expenses related to SBIC`s predecessor, KEIC, and discuss the related implications.
Analysis of Unpaid Loss and Loss Adjustment Expense Development, page
60
56. Please indicate that the Industry Guide 6 information excludes amounts relating to SBIC`s predecessor, KEIC, and discuss the related implications.
57. Please provide a full discussion of the trends depicted in the loss development table as required by Industry Guide 6. Disclose the causes of significant redundancies and deficiencies disclosed in the table. Disclose the amount by which management increased loss and loss adjustment expenses in 1999 to reflect its best estimate of the ultimate losses.

Legal Proceedings, page 67

58. Please provide us your analysis as to why you believe your pending legal proceedings will not have a material adverse effect on your results of operations or financial condition. Please revise your disclosure to state your basis for such conclusion. For example, is your conclusion based on the fact that you have adequate reserves for any loses you may experience from these lawsuits, your belief that the outcome of these lawsuits will be favorable to you or your belief that any losses you may suffer from the outcome would be immaterial.

Management

Management Compensation and Incentive Plans, page 77

59. We note that all five of the employees you describe in this section receive option grants as part of their compensation. Please describe how these individuals` performance is determined and what factors are considered in evaluating it. For example, if the grants are based on company performance, please describe how company performance is measured.

Principal Stockholders, page 84

60. Please identify all of the natural persons who share the beneficial ownership of the shares held of record by Summit Partners in Footnote 1 to the table.

Underwriting, page 93

61. Please tell us whether you intend to include a directed share offering as part of your public offering. If so, provide appropriate disclosure in this section. Advise us as to the procedures you will follow and how your directed share offering will be in compliance with Section 5 of the Securities Act of 1933 and Rule 134 of the Act. Also provide us with all material you will provide to the participants in the directed share offering prior to its use. We may have further comment.

62. We note that certain of the underwriters may distribute prospectuses electronically. Please tell us the procedures they will use in their selling efforts and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.

63. Please tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print and electronic version, such as CD-ROMs, videos, etc., and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and NO. 33-7289. We may have additional comments.

64. Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and provide the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party website. We may have further comments.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(a).  Basis of Presentation, page F-9
65. Please revise your disclosures to state that the consolidated financial statements of the company have been prepared in accordance with U.S. generally accepted accounting principles and remove the reference to standards of the PCAOB or advise us. Please revise your disclosure in the interim financial statements, accordingly.
66. Please disclose the factors used to identify reportable segments as required by paragraph 26(a) of SFAS 131. Please explain to us why your insurance and brokerage lines of business are not considered operating segments, as they appear to meet the characteristics described in SFAS 131.

(i). Revenue Recognition, page F-9
67. Please expand your disclosure of premiums for primary and reinsured risks to clarify what is meant by earned on a "pro rata" basis. We assume that revenue is recognized in proportion to the amount of insurance protection provided as required by paragraph 13 of SFAS 60.
68. Please expand your accounting policy to discuss deferred premiums and the relationship with unearned premiums. Include a more detailed discussion of the company`s accounting for retrospective premium adjustments, including the process for estimating loss experience and premium adjustments, the governing contractual minimum and maximum rates and the 5-7 year duration for this premium adjustment process.
69. You state on page 55 that loss sensitive plans provide for variable premium rates over the policy term, which are adjusted to reflect actual experience using a retrospective rating process. It appears that the underlying experience has been effectively split with the seller retaining pre-acquisition loss experience and the company assuming post-acquisition loss experience. Thus, excess assets generated by favorable experience prior to the acquisition may not be available to the company for funding possible adverse experience after the acquisition. Please explain how the retrospective rating process distinguishes between pre-acquisition and post-acquisition loss experience and how you plan to account for future variable premium adjustments related to policies in the renewal rights component of the Acquisition. Describe any contingent payment obligations of seller to the company that are associated with the renewed rights component of the Acquisition.
(k). Reinsurance, page F-9
70. Please disclose your accounting and calculation methodology for the adverse development excess of loss reinsurance. While the adverse development cover appears to terminate on December 31, 2011, you state that the acquired unpaid loss and loss adjustment expense has been guaranteed by LMC. Please clarify this apparent inconsistency. Also, it appears that this accounting policy should be included in Critical Accounting Policies.
Note 7. Reinsurance, page F-13

(a). Reinsurance ceded
71. It appears that the balance in the Trust is less than the amount required under the Agreement. Please discuss how management assesses the collectibility of the receivable due from LMC.

Note 8. Unpaid Loss and Loss Adjustment Expenses, page F-15
72. Please revise your tabular summary of activity to reconcile to the gross balance disclosed on the face of the consolidated balance sheet.
Note 16. Intangible Assets, page F-20
73. We note on page F-18 that the Acquisition gave SIH renewal rights to an existing portfolio of business, representing a valuable asset. Please disclose the basis for your valuation of renewal rights. Interim Financial Statements of SeaBright Insurance Holdings and Predecessor Companies, page F-22
74. Please revise to label the interim financial statements as unaudited.


Combined Financial Statements of the Predecessor

Note 1. Organization, page F-35
75. Please expand this disclosure to include a description of the run off process for the business retained by EPIC and PEIC and related financial and administrative obligations of LMC to these entities.

Note 2. Summary of Significant Accounting Policies, page F-35

Revenue Recognition
76. Please expand your disclosure of premiums for primary and reinsured risks to clarify what is meant by earned on a "pro rata" basis. We assume that revenue is recognized in proportion to the amount of insurance protection provided as required by paragraph 13 of SFAS 60.
77. Please expand your accounting policy to discuss deferred premiums and the relationship with unearned premiums. Include a more detailed discussion of the company`s accounting for retrospective premium adjustments, including the process for estimating loss experience and premium adjustments, the governing contractual minimum and maximum rates and the 5-7 year duration for this premium adjustment process.
Note 7. Reinsurance, page F-41
78. Please describe the impact of the Acquisition on these reinsurance arrangements.

Exhibits

79. We note that you have not yet filed some of your exhibits.
Please be aware that when you file the exhibits, we will need time to look at them, and we may have comments.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	You may contact Frank Wyman at (202) 942-2851 or Don Abbott at
(202) 942-2819 if you have questions regarding comments on the financial statements and related matters. Please contact Albert Lee at (202) 824-5522 or me at (202) 942-1840 with any other questions.

							Sincerely,



							Jeffrey Riedler
							Assistant Director

cc:	James S. Rowe, Esq.
	Kirkland & Ellis LLP
	200 East Randolph Drive
	Chicago, Illinois 60601
John G. Pasqualetto
SeaBright Insurance Holdings, Inc.
October 15, 2004
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